March 30, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Re:	Trillium Therapeutics Inc.

Form F-1 Registration Statement

File No. 333-202665

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Trillium Therapeutics Inc. in requesting that the effective date of the above-referenced registration statement be accelerated to Tuesday March 31, 2015, at 4:00 p.m. (Eastern), or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that through the date hereof, the underwriters will have made the following approximate distribution of copies of the Preliminary Prospectus dated March 30, 2015:

•	200 to prospective underwriters;

•	770 to institutional investors;

•	0 to prospective dealers; and

•	0 to others (including individuals).

This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald
Name:	John I. Fitzgerald
Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name	Jason Fenton
Title:	Managing Director

For themselves and as Representatives of the several Underwriters